FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For August 14, 2007
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


 Exhibit             Date                        Description of Exhibit
 -------             ----                        ----------------------

    1            2007/08/13         IIJ Announces First Quarter Results for the
                                    Fiscal Year Ending March 31, 2008
    2            2007/08/13         IIJ Revises Targets for the Financial
                                    Results for the First Half of the Fiscal
                                    Year Ending March 31, 2008
    3            2007/08/13         Consolidated Financial Results for the Three
                                    Months Ended June 30, 2007 - English
                                    Translation of IIJ's consolidated financial results in the form defined by the Tokyo
                                    Stock Exchange

EXHIBIT 1
---------

             IIJ Announces First Quarter Results for the
                  Fiscal Year Ending March 31, 2008

    TOKYO--(BUSINESS WIRE)--Aug. 13, 2007--Internet Initiative Japan Inc. (Nasdaq: IIJI, Tokyo Stock Exchange First Section: 3774) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the first quarter of the fiscal year ending March 31, 2008 ("FY2007").(1)

    Highlights of First Quarter FY2007 Results

    -- Revenue totaled JPY 13,696 million ($111.0 million), an increase of 10.1% from 1Q06.

    -- Operating income was JPY 692 million ($5.6 million), an increase of 23.7% from 1Q06.

    -- Net income was JPY 571 million ($4.6 million), a decrease of 22.2% from 1Q06. The decrease is mainly due to a decrease in gains from the sale of available-for-sale securities and the recording of deferred tax expenses caused by a decrease in deferred income tax assets as a result of recording taxable income.

    Financial Targets for FY2007(2)

    -- We favorably revised our initial target for the net income for the first half of FY2007 that we disclosed on May 15, 2007, due to our plan in 2Q07 to record deferred tax benefits exceeding the deferred tax expenses that we recorded in 1Q07. We are maintaining our initial targets for the full FY2007.

    Overview of 1st Quarter FY2007 Financial Results and Business
Outlook(2)

    "We had a very good start in 1Q07," said Koichi Suzuki, President and CEO of IIJ. "Revenues increased by 10.1% and operating income increased by 23.7% compared to 1Q06. The steady increase in revenues and improving operating profitability is largely because of the favorable business trends and a steady increase in monthly recurring revenues from our connectivity services and value-added services. Revenues from connectivity services showed a significant increase compared to 1Q06, especially an 8.8% increase for corporate use. The increase is mainly due to the continuous trend of corporate customers shifting to higher speeds along with an increase in utilization of the Internet. For value-added services, there is strong demand for "Secure MX Services", which was introduced in October 2006 to provide comprehensive e-mail security. Revenues from these services increased to over JPY 50 million per month. In April 2007, we started operation of another data center in Tokyo to meet an increase in demand for data centers. The gross margin ratio for connectivity and value-added services improved significantly to 17.5% in 1Q07 from 13.5% in 1Q06."

    "We completed the business investments for our mid- and long-term expansion announced previously," continued Koichi Suzuki. "We acquired hi-ho, Inc. ("hi-ho") from Panasonic Network Services Inc. in June 2007 to expand our Internet business for home users. We invested in GDX Japan K.K. jointly with GDX Network, Inc. in April 2007 to offer a safer e-mail environment. We made our two consolidated subsidiaries wholly owned in May 2007 to enhance our group structure."

    "We recorded deferred tax expenses in 1Q07 because we recorded deferred tax benefits in the last fiscal year and taxable income in 1Q07," said Akihisa Watai, CFO of IIJ. "However in 2Q07, we expect to record deferred tax benefits exceeding the deferred tax expenses that we recorded in 1Q07 by revising valuation allowance against deferred income tax assets, related to the application of the consolidated tax payment system for us and our wholly owned subsidiaries in addition to the increasing income trend. As a result, we favorably revised our target for the net income for the first half of FY2007 that we disclosed on May 15, 2007. The revision is related to the timing of record of income tax benefits or expenses in the fiscal year and we maintain our initial targets for the full FY2007."

    1st Quarter FY2007 Financial Results



Results of Operation

            Operating Results Summary                (JPY in millions)

                                                              YoY %
                                         1Q07       1Q06      change
------------------------------------- ---------- ---------- ----------
Total Revenues                            13,696     12,437     10.1%
------------------------------------- ---------- ---------- ----------
Total Costs                               10,942     10,134      8.0%
------------------------------------- ---------- ---------- ----------
SG&A Expenses and R&D                      2,062      1,744     18.2%
------------------------------------- ---------- ---------- ----------
Operating Income                             692        559     23.7%
------------------------------------- ---------- ---------- ----------
Income before Income Tax Expense             757        999    (24.3%)
------------------------------------- ---------- ---------- ----------
Net Income                                   571        734    (22.2%)
------------------------------------- ---------- ---------- ----------


    Revenues

    Revenues in 1Q07 totaled JPY 13,696 million, an increase of 10.1% from JPY 12,437 million in 1Q06.



                    Revenues                         (JPY in millions)

                                                              YoY %
                                         1Q07       1Q06      change
------------------------------------- ---------- ---------- ----------
Total Revenues:                           13,696     12,437     10.1%
------------------------------------- ---------- ---------- ----------
Connectivity and Value-added Services      6,871      5,864     17.2%
------------------------------------- ---------- ---------- ----------
Systems Integration                        6,334      6,032      5.0%
------------------------------------- ---------- ---------- ----------
Equipment Sales                              491        541     (9.5%)
------------------------------------- ---------- ---------- ----------


    Connectivity and Value-added Services ("VAS") revenues were JPY 6,871 million in 1Q07, an increase of 17.2% compared to 1Q06. The increase was mainly due to an increase in revenues from connectivity services for corporate users and value-added services overall. The increase was also affected by additional revenues of JPY 435 million from hi-ho, which IIJ acquired in June 1, 2007.

    SI revenues increased 5.0% to JPY 6,334 million in 1Q07 compared to 1Q06. The increase was due to a steady increase in monthly recurring revenues from systems operation and maintenance.

    Equipment sales revenues were JPY 491 million in 1Q07, a decrease of 9.5% compared to 1Q06.

    Cost and expense

    Cost of revenues was JPY 10,942 million in 1Q07, an increase of 8.0% compared to 1Q06.



                Cost of Revenues                     (JPY in millions)

                                                              YoY %
                                         1Q07       1Q06      change
------------------------------------- ---------- ---------- ----------
Cost of Revenues:                         10,942     10,134      8.0%
------------------------------------- ---------- ---------- ----------
Connectivity and Value-added Services      5,670      5,070     11.8%
------------------------------------- ---------- ---------- ----------
Systems Integration                        4,849      4,581      5.8%
------------------------------------- ---------- ---------- ----------
Equipment Sales                              423        483    (12.3%)
------------------------------------- ---------- ---------- ----------


    Cost of Connectivity and VAS revenues was JPY 5,670 million in 1Q07, an increase of 11.8% compared to 1Q06, mainly due to an increase in costs of JPY 406 million along with additional revenues from hi-ho starting from June 1, 2007.

    Cost of SI revenues was JPY 4,849 million in 1Q07, an increase of 5.8% compared to 1Q06. The increase was mainly due to an increase in revenues from systems integration projects and an increase in personnel expenses.

    Cost of Equipment Sales revenues was JPY 423 million in 1Q07, a decrease of 12.3% compared to 1Q06.

    Sales and marketing expenses were JPY 939 million in 1Q07, an increase of 18.9% compared to 1Q06. The increase was mainly due to an increase in personnel expenses and advertising expenses along with business expansion, as well as the addition of sales and marketing expenses from hi-ho starting from June 1, 2007.

    General and administrative expenses were JPY 1,067 million in 1Q07, an increase of 16.6% compared to 1Q06. The increase was mainly due to an increase in personnel expenses and outsourcing expenses.

    Operating income

    Operating income was JPY 692 million in 1Q07, an increase of 23.7% compared to 1Q06. The increase was mainly due to the increase of JPY 407 million in gross margin from connectivity and value-added services, despite of the increase in sales and marketing expenses and general and administrative expenses.

    Other income and others

    Other income in 1Q07 was JPY 65 million, a decrease of 85.1% from JPY 440 million in 1Q06. The decrease was mainly due to a decrease in gains from the sale of available-for-sale securities. The gains from the sale of available-for-sale securities in 1Q07 were JPY 214 million, compared to JPY 478 million in 1Q06.

    Income tax expense in 1Q07 was JPY 175 million, compared to income tax expense of JPY 149 million in 1Q06. The increase is mainly due to deferred tax expenses of JPY 144 million.

    Minority interests in losses of subsidiaries in 1Q07 was JPY 9 million. The decrease of minority interests in losses of subsidiaries was mainly due to the elimination of minority interests related to our 4 consolidated subsidiaries wholly owned by us, because we acquired shares of IIJ Technology Inc. and Net Care, Inc. from their minority shareholders.

    Equity in net loss of equity method investees in 1Q07 was JPY 20 million, mainly affected by equity in net loss of Internet Revolution Inc.

    Net income was JPY 571 million in 1Q07, a decrease of 22.2% compared to 1Q06.

    Financial Condition

    Balance Sheets

    As of June 30, 2007, total assets increased by JPY 4,082 million from the amount as of March 31, 2007 to JPY 51,775 million. For current assets, inventories increased by JPY 966 million, mainly due to an increase of on-going systems integration projects; prepaid expenses increased by JPY 1,175 million, mainly for bonus payments to our employees and maintenance expenses related to systems integration projects; and account receivables decreased by JPY 1,731 million, each from the respective amount as of March 31, 2007. Property and equipment increased by JPY 1,486 million from the amount as of March 31, 2007 mainly due to our acquisition of hi-ho and an increase of property for us to provide services to our customers and ourselves. Intangible assets increased by JPY 2,979 million from the amount as of March 31, 2007, mainly due to the recording of non-amortized intangible assets upon our acquisition of shares of two consolidated subsidiaries and hi-ho. For current liabilities, borrowings increased by JPY 5,000 million from the amount as of March 31, 2007 due to our acquisition of shares of two consolidated subsidiaries from their minority shareholders, and accounts payable decreased by JPY 2,548 million from the amount as of March 31, 2007.

    Total shareholders' equity as of June 30, 2007 was JPY 21,077 million, an increase of JPY 965 million from the amount as of March 31, 2007.

    Cash Flows

    Cash as of June 30, 2007 was JPY 12,598 million.

    Net cash used in operating activities in 1Q07 was JPY 1,328 million, compared to net cash provided by operating activities of JPY 905 million in 1Q06. Operating income increased compared to 1Q06, mainly due to a steady increase in monthly recurring revenues from connectivity and value-added services. On the other hand during 1Q07, we recorded an increase in inventories and prepaid expenses related to on-going systems integration projects, a decrease in accounts payable of JPY 1,065 million related to a systems integration project that was completed in the previous fiscal year, and payment of JPY 726 million for income taxes.

    Net cash used in investing activities in 1Q07 was JPY 3,520 million, compared to JPY 267 million in 1Q06. We recorded proceeds of JPY 538 million from the sale of available-for-sale securities (the fair value of available-for-sale securities at June 30, 2007 was JPY 1,018 million). We paid JPY 1,975 million for the purchase of subsidiary stock from minority shareholders, JPY 912 million for the acquisition of a newly controlled company, hi-ho, and JPY 570 million for the purchase of property and equipment.

    Net cash provided by financing activities in 1Q07 was JPY 3,898 million, compared to net cash used in financing activities of JPY 1,268 million in 1Q06. We recorded proceeds from net borrowings of JPY 5,729 million, including new borrowings of JPY 5,000 million for our acquisition of shares of two consolidated subsidiaries from their minority shareholders. We also recorded principal payments under capital leases of JPY 775 million and a net decrease in short-term borrowings with initial maturities of less than three months of JPY 750 million.

    1st Quarter FY2007 Business Review

    Analysis by Service

    Connectivity and Value-added Services

    For connectivity services for corporate use, customers continued to shift to higher speeds. Total contracted bandwidth increased by
104.9 Gbps to 330.3 Gbps compared to 1Q06.

    Revenues from connectivity services for corporate users were JPY 2,973 million, an increase of 8.8% compared to 1Q06. Revenues from IP Services, the services mainly used for corporate headquarters and data centers, increased by 8.4% compared to 1Q06, mainly due to new contracts and the shift of our corporate customers to higher speeds. Revenues from broadband services increased by 21.2% compared to 1Q06, mainly due to the expansion of broadband utilization in the corporate internal network.

    Revenues from connectivity services for home users were JPY 806 million in 1Q07, an increase of 64.5% compared to 1Q06. The increase was mainly due to additional revenues of JPY 339 million related to IIJ's acquisition of hi-ho on June 1, 2007.

    VAS revenues were JPY 2,105 million in 1Q07, an increase of 20.9% compared to 1Q06. The increase was mainly due to an increase in revenues from e-mail, security, Internet VPN related services and data centers.

    Other revenues were JPY 987 million in 1Q07, an increase of 9.7% compared to 1Q06.

    As a result, revenues from Internet connectivity and VAS in 1Q07 were JPY 6,871 million, an increase of 17.2% compared to 1Q06. The gross margin for Internet connectivity and value-added services in 1Q07 was JPY 1,202 million, an increase of 51.3% compared to 1Q06. The gross margin ratio in 1Q07 improved to 17.5% compared to 13.5% in 1Q06.



           Number of Contracts for Connectivity Services(3)

                                                               YoY
                                          1Q07      1Q06      Change
--------------------------------------- --------- --------- ----------
Connectivity Services (Corporate Use)      21,210    17,031     4,179
--------------------------------------- --------- --------- ----------
  IP Service (-99Mbps)                        773       747        26
--------------------------------------- --------- --------- ----------
  IP Service (100Mbps-999Mbps)                168       131        37
--------------------------------------- --------- --------- ----------
  IP Service (1Gbps-)                          58        51         7
--------------------------------------- --------- --------- ----------
  IIJ Data Center Connectivity Service        278       264        14
--------------------------------------- --------- --------- ----------
  IIJ FiberAccess/F and IIJ DSL/F          18,252    14,085     4,167
--------------------------------------- --------- --------- ----------
  Others                                    1,681     1,753       (72)
--------------------------------------- --------- --------- ----------
Connectivity Services (Home Use)          555,946   594,951   (39,005)
--------------------------------------- --------- --------- ----------
  Under IIJ Brand                          54,192    59,545    (5,353)
--------------------------------------- --------- --------- ----------
  hi-ho                                   186,677        --   186,677
--------------------------------------- --------- --------- ----------
  OEM(4)                                  315,077   535,406  (220,329)
--------------------------------------- --------- --------- ----------
Total Contracted Bandwidth              330.3Gbps 225.4Gbps  104.9Gbps
--------------------------------------- --------- --------- ----------





Connectivity and VAS Revenue Breakdown and Cost(5)  (JPY in millions)

                                                                YoY %
                                               1Q07     1Q06   Change
--------------------------------------------- ------- -------- -------
Connectivity Service Revenues (Corporate Use)  2,973    2,733    8.8%
--------------------------------------------- ------- -------- -------
  IP Service(6)                                2,218    2,046    8.4%
--------------------------------------------- ------- -------- -------
  IIJ FiberAccess/F and IIJ DSL/F                615      508   21.2%
--------------------------------------------- ------- -------- -------
  Others                                         140      179  (22.0%)
--------------------------------------------- ------- -------- -------
Connectivity Service Revenues (Home Use)         806      490   64.5%
--------------------------------------------- ------- -------- -------
  Under IIJ Brand                                282      303   (6.9%)
--------------------------------------------- ------- -------- -------
  hi-ho                                          339       --     --
--------------------------------------------- ------- -------- -------
  OEM                                            185      187   (1.1%)
--------------------------------------------- ------- -------- -------
VAS Revenues                                   2,105    1,741   20.9%
--------------------------------------------- ------- -------- -------
Other Revenues                                   987      900    9.7%
--------------------------------------------- ------- -------- -------
          Total Connectivity and VAS Revenues  6,871    5,864   17.2%
--------------------------------------------- ------- -------- -------
Cost of Connectivity and VAS                   5,670    5,070   11.8%
--------------------------------------------- ------- -------- -------
Backbone Cost (included in the cost
of Connectivity and VAS)                         819      872   (6.1%)
--------------------------------------------- ------- -------- -------
Connectivity and VAS Gross Margin Ratio         17.5%    13.5%    --
--------------------------------------------- ------- -------- -------


    Systems Integration

    Revenues from systems integration were JPY 6,334 million in 1Q07, an increase of 5.0% compared to 1Q06. The increase was mainly due to an increase of 16.2% in monthly recurring revenues from systems operation and maintenance compared to 1Q06, while one-time revenues from systems construction decreased by 8.1% compared to 1Q06 because there were more projects that are expected to be completed in the second half of FY2007 and a smaller number of projects that continued from the previous quarter compared to 1Q06. The gross margin for systems integration in 1Q07 was JPY 1,486 million and the gross margin ratio in 1Q07 was 23.5%, compared to 24.0% in 1Q06.

    The order backlog for systems integration and equipment sales at June 30, 2007 was JPY 17,174 million, an increase of 81.3% from the amount as of March 31, 2007.



   Systems Integration Revenue Breakdown and Cost    (JPY in millions)

                                                                YoY %
                                                   1Q07   1Q06  Change
------------------------------------------------- ------ ------ ------
Systems Integration Revenues                      6,334  6,032   5.0%
------------------------------------------------- ------ ------ ------
                             Systems Construction 2,552  2,778  (8.1%)
------------------------------------------------- ------ ------ ------
                Systems Operation and Maintenance 3,782  3,254  16.2%
------------------------------------------------- ------ ------ ------
Cost of Systems Integration                       4,849  4,581   5.8%
------------------------------------------------- ------ ------ ------
Systems Integration Gross Margin Ratio             23.5%  24.0%   --
------------------------------------------------- ------ ------ ------


    Equipment Sales

    Revenue from equipment sales was JPY 491 million in 1Q07. The gross margin ratio for equipment sales in 1Q07 was 13.6%, compared to 10.8% in 1Q06.



         Equipment Sales Revenue and Cost          (JPY in millions)

                                                                YoY %
                                                   1Q07  1Q06  Change
-------------------------------------------------- ----- ----- -------
Equipment Sales Revenues                            491   541   (9.5%)
-------------------------------------------------- ----- ----- -------
Cost of Equipment Sales                             423   483  (12.3%)
-------------------------------------------------- ----- ----- -------
Equipment Sales Gross Margin Ratio                 13.6% 10.8%    --
-------------------------------------------------- ----- ----- -------


    Other Financial Statistics



            Other Financial Statistics             (JPY in millions)

                                                                YoY %
                                                   1Q07  1Q06  change
-------------------------------------------------- ----- ----- -------
Adjusted EBITDA(7)                                 1,740 1,666   4.4%
-------------------------------------------------- ----- ----- -------
CAPEX, including capital leases(8)                 2,232   842 165.1%
-------------------------------------------------- ----- ----- -------
Depreciation and amortization                      1,048 1,107  (5.4%)
-------------------------------------------------- ----- ----- -------


    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net income in IIJ's consolidated statements of income that are prepared in accordance with U.S. GAAP and presented in Appendix 2:



                  Adjusted EBITDA                  (JPY in millions)

                                                      1Q07     1Q06
--------------------------------------------------- -------- ---------
Adjusted EBITDA                                       1,740     1,666
--------------------------------------------------- -------- ---------
Depreciation and Amortization                         1,048    (1,107)
--------------------------------------------------- -------- ---------
Operating Income                                        692       559
--------------------------------------------------- -------- ---------
Other Income                                             65       440
--------------------------------------------------- -------- ---------
Income Tax Expense                                      175       149
--------------------------------------------------- -------- ---------
Minority Interests in Losses (Earnings) of
 Subsidiaries                                             9       (43)
--------------------------------------------------- -------- ---------
Equity in Net Loss of Equity Method Investees           (20)      (73)
--------------------------------------------------- -------- ---------
Net Income                                              571       734
--------------------------------------------------- -------- ---------


    The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment in IIJ's consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP and presented in Appendix 3:



                       CAPEX                        (JPY in millions)

                                                       1Q07     1Q06
---------------------------------------------------- -------- --------
CAPEX, including capital leases                         2,232      842
---------------------------------------------------- -------- --------
Acquisition of Assets by Entering into
Capital Leases                                          1,662      406
---------------------------------------------------- -------- --------
Purchase of Property and Equipment                        570      436
---------------------------------------------------- -------- --------


    Target

    Our targets for the financial results for the first half of FY2007 and the full FY2007 are as follows:



                                                     (JPY in millions)

                                                     Income
                                                     before
                                                   Income Tax
                                      Operating     Expense     Net
                          Revenues      Income      (Benefit)   Income
----------------------- ------------ ------------- ----------- -------
First half of FY2007          30,200         1,800       1,800   3,000
----------------------- ------------ ------------- ----------- -------
Full FY2007                   69,000         4,600       5,100   5,600
----------------------- ------------ ------------- ----------- -------


    We favorably revised our initial target for the net income for the first half of FY2007 that we disclosed on May 15, 2007. For the details, please see the press release that we made on August 13, 2007, "IIJ Revises Targets for the Financial Results for the First Half of the Fiscal Year Ending March 31, 2008." We maintain our initial target for the full FY2007.

    IIJ expects a cash dividend of JPY 750 per share of common stock for the interim period ending September 30, 2007 and JPY 750 per share of common stock for the fiscal year ending March 31, 2008. 400
American Depository Shares represent 1 share of common stock.

    Presentation

    On August 14, 2007, IIJ will post a presentation of its results on its website. For details, please access the following URL:
http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange First Section: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and management's current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2007 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 1Q07 results, translations of Japanese yen amounts into U.S. dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 123.39 = US$1.00.

    (2) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2007 revenues and operating and net income that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information included in IIJ's annual report on Form 20-F, filed with the SEC on July 6, 2007, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 2Q07 earnings release, presently scheduled for release in November 2007.

    (3) The classification in the table was changed in June 2007 from the one used in the past because of our acquisition of hi-ho, a company engaged mainly in the Internet business for home use. For the table with the previous classification, please see Appendix 4.

    (4) OEM services provided to other service providers.

    (5) The classification in the table was changed in June 2007 from the one used in the past because of our acquisition of hi-ho, a company engaged mainly in the Internet business for home use. For the table with the previous classification, please see Appendix 4.

    (6) IP Service revenues include revenues from the Data Center
Connectivity Service.

    (7) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.

    (8) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.




                                                            Appendix 1
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
          Quarterly Consolidated Balance Sheets (Unaudited)
----------------------------------------------------------------------
               (As of June 30, 2007 and March 31, 2007)

                        As of June 30, 2007      As of March 31, 2007
                   ----------------------------- ---------------------
                   Thousands
                    of U.S.  Thousands of   %    Thousands of    %
                    Dollars       Yen                 Yen
                   --------- ------------ ------ ------------ --------
ASSETS
CURRENT ASSETS:
 Cash                102,099   12,597,948          13,554,544
 Short-term
  investments             98       12,146              12,093
 Accounts
  receivable, net
  of allowance for
  doubtful
  accounts of JPY
  29,115 thousand
  and JPY 32,489
  thousand at June
  30, 2007 and
  March 31, 2007,
  respectively        64,385    7,944,525           9,675,725
 Inventories          16,835    2,077,268           1,111,086
 Prepaid expenses     18,058    2,228,120           1,053,270
 Other current
  assets, net of
  allowance for
  doubtful
  accounts of JPY
  4,570 thousand
  at June 30, 2007
  and March 31,
  2007                 6,369      785,912             930,571
                   --------- ------------        ------------
   Total current
    assets           207,844   25,645,919   49.5   26,337,289     55.2
INVESTMENTS IN AND
 ADVANCES TO
 EQUITY METHOD
 INVESTEES, net of
 loan loss
 valuation
 allowance of JPY
 16,701 thousand
 at June 30, 2007
 and March 31,
 2007                  6,833      843,176    1.6      858,490      1.8
OTHER INVESTMENTS     20,405    2,517,824    4.9    2,841,741      6.0
PROPERTY AND
 EQUIPMENT--Net       91,731   11,318,712   21.9    9,832,396     20.6
INTANGIBLE
 ASSETS--Net          47,462    5,856,277   11.3    2,876,894      6.0
GUARANTEE DEPOSITS    15,912    1,963,354    3.8    1,686,141      3.5
OTHER ASSETS, net
 of allowance for
 doubtful accounts
 of JPY 67,662
 thousand and JPY
 69,050 thousand
 at June 30, 2007
 and March 31,
 2007,
 respectively         29,417    3,629,716    7.0    3,260,053      6.9
                   --------- ------------        ------------
TOTAL                419,604   51,774,978  100.0   47,693,004    100.0
                   --------- ------------        ------------


                        As of June 30, 2007      As of March 31, 2007
                   ----------------------------- ---------------------
                   Thousands
                    of U.S.  Thousands of   %    Thousands of    %
                    Dollars       Yen                 Yen
                   --------- ------------ ------ ------------ --------
LIABILITIES AND
 SHAREHOLDERS'
 EQUITY
CURRENT
 LIABILITIES:
 Short-term
  borrowings          89,553   11,050,000           6,050,000
 Long-term
  borrowings--
  current portion      2,180      269,000             290,000
 Capital lease
  obligations--
  current portion     27,380    3,378,436           2,953,173
 Accounts payable     47,951    5,916,634           8,464,835
 Accrued expenses      7,928      978,228             897,355
 Other current
  liabilities         18,196    2,245,179           2,477,486
                   --------- ------------        ------------
   Total current
    liabilities      193,188   23,837,477   46.0   21,132,849     44.3
CAPITAL LEASE
 OBLIGATIONS --
 Noncurrent           41,213    5,085,243    9.8    4,318,309      9.1
ACCRUED RETIREMENT
 AND PENSION COSTS     6,465      797,672    1.6      750,042      1.5
OTHER NONCURRENT
 LIABILITIES           6,713      828,377    1.6      564,618      1.2
                   --------- ------------        ------------
   Total
    Liabilities      247,579   30,548,769   59.0   26,765,818     56.1
                   --------- ------------        ------------
MINORITY INTEREST      1,207      148,983    0.3      815,182      1.7
COMMITMENTS AND
 CONTINGENCIES
SHAREHOLDERS'
 EQUITY:

 Common-stock--
  authorized,
  377,600 shares;
  issued and
  outstanding,
  206,478 shares
  at June 30, 2007
  and authorized,
  377,600 shares;
  issued and
  outstanding,
  204,300 shares
  at March 31,
  2007               136,428   16,833,847   32.5   16,833,847     35.3
 Additional paid-
  in capital         223,776   27,611,737   53.3   26,599,217     55.8
 Accumulated
  deficit          (194,558) (24,006,463) (46.3) (24,270,769)   (50.9)
 Accumulated other
  comprehensive
  income               5,172      638,105    1.2      949,709      2.0
                   --------- ------------        ------------
   Total
    shareholders'
    equity           170,818   21,077,226   40.7   20,112,004     42.2
                   --------- ------------        ------------
TOTAL                419,604   51,774,978  100.0   47,693,004    100.0
                   --------- ------------        ------------




(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 123.39 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 29, 2007.





                                                            Appendix 2
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
       Quarterly Consolidated Statements of Income (Unaudited)
----------------------------------------------------------------------
     (For the three months ended June 30, 2007 and June 30, 2006)

                    Three Months Ended June 30,   Three Months Ended
                                2007                  June 30, 2006
                   ------------------------------ --------------------
                   Thousands              % of                 % of
                    of U.S.  Thousands    total   Thousands    total
                    Dollars    of Yen    revenues   of Yen    revenues
                   --------- ---------- --------- ---------- ---------
REVENUES:
 Connectivity and
  value-added
  services:
  Connectivity
   (corporate use)    24,092  2,972,772            2,732,789
  Connectivity
   (home use)          6,535    806,326              490,096
  Value-added
   services           17,061  2,105,108            1,741,318
  Other                7,998    986,870              899,726
                   --------- ----------           ----------
    Total             55,686  6,871,076            5,863,929
 Systems
  integration         51,337  6,334,464            6,031,963
 Equipment sales       3,973    490,211              541,545
                   --------- ----------           ----------
    Total revenues   110,996 13,695,751     100.0 12,437,437     100.0
                   --------- ----------           ----------
COST AND EXPENSES:
 Cost of
  connectivity and
  value-added
  services            45,948  5,669,522            5,069,730
 Cost of systems
  integration         39,297  4,848,884            4,581,313
 Cost of equipment
  sales                3,435    423,783              483,015
                   --------- ----------           ----------
    Total cost        88,680 10,942,189      79.9 10,134,058      81.5
 Sales and
  marketing            7,611    939,130       6.9    789,932       6.3
 General and
  administrative       8,646  1,066,843       7.8    914,711       7.4
 Research and
  development            454     56,051       0.4     39,684       0.3
                   --------- ----------           ----------
    Total cost and
     expenses        105,391 13,004,213      95.0 11,878,385      95.5
                   --------- ----------           ----------
OPERATING INCOME       5,605    691,538       5.0    559,052       4.5
                   --------- ----------           ----------
OTHER INCOME:
 Interest income          91     11,212                3,049
 Interest expense      (785)   (96,908)            (107,002)
 Foreign exchange
  gains (losses)         (8)      (926)                  690
 Net gain on other
  investments          1,147    141,601              478,186
 Other--net               83     10,233               65,181
                   --------- ----------           ----------
  Other income--
   net                   528     65,212       0.5    440,104       3.5
                   --------- ----------           ----------
INCOME FROM
 OPERATIONS BEFORE
 INCOME TAX
 EXPENSE, MINORITY
 INTERESTS AND
 EQUITY IN NET
 LOSS OF EQUITY
 METHOD INVESTEES      6,133    756,750       5.5    999,156       8.0
                   --------- ----------           ----------
INCOME TAX EXPENSE     1,421    175,366       1.3    148,874       1.2
MINORITY INTERESTS
 IN LOSSES
 (EARNINGS) OF
 SUBSIDIARIES             75      9,224       0.1   (43,574)     (0.3)
EQUITY IN NET LOSS
 OF EQUITY METHOD
 INVESTEES             (161)   (19,852)     (0.1)   (73,037)     (0.6)
                   --------- ----------           ----------
NET INCOME             4,626    570,756       4.2    733,671       5.9
                   --------- ---------- --------- ---------- ---------

                    Three Months Ended June 30,   Three Months Ended
                                2007                  June 30, 2006
                   ------------------------------ --------------------
                   Thousands
                    of U.S.
                    Dollars    Thousands of Yen     Thousands of Yen
------------------ --------- -------------------- --------------------
BASIC WEIGHTED-
 AVERAGE NUMBER OF
 SHARES                                   205,521              203,989
DILUTED WEIGHTED-
 AVERAGE NUMBER OF
 SHARES                                   205,850              204,230
BASIC WEIGHTED-
 AVERAGE NUMBER OF
 ADS EQUIVALENTS                       82,208,255           81,595,702
DILUTED WEIGHTED-
 AVERAGE NUMBER OF
 ADS EQUIVALENTS                       82,340,017           81,692,077
BASIC NET INCOME
 PER SHARE             22.51                2,777                3,597
DILUTED NET INCOME
 PER SHARE             22.47                2,773                3,592
BASIC NET INCOME
 PER ADS
 EQUIVALENT             0.06                 6.94                 8.99
DILUTED NET INCOME
 PER ADS
 EQUIVALENT             0.06                 6.93                 8.98
------------------ --------- -------------------- --------------------




(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 123.39 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 29, 2007.





                                                            Appendix 3
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
Quarterly Condensed Consolidated Statements of Cash Flows (Unaudited)
----------------------------------------------------------------------
     (For the three months ended June 30, 2007 and June 30, 2006)

                                                             Three
                                      Three Months Ended     Months
                                         June 30, 2007      Ended June
                                                             30, 2006
                                     --------------------- -----------
                                     Thousands
                                      of U.S.  Thousands   Thousands
                                      Dollars     of Yen      of Yen
------------------------------------ --------- ----------- -----------
OPERATING ACTIVITIES:
 Net income                              4,626     570,756     733,671
 Adjustments to reconcile net income
  to net cash provided by (used in)
  operating activities:
  Depreciation and amortization          8,490   1,047,580   1,107,155
  Provision for (reversal of)
   doubtful accounts and advances         (34)     (4,183)       3,413
  Net gain on other investments        (1,147)   (141,601)   (478,186)
  Foreign exchange losses                   22       2,686       3,284
  Equity in net loss of equity
   method investees                        161      19,852      73,037
  Minority interests in (loss)
   earnings of subsidiaries               (75)     (9,224)      43,574
  Deferred income tax expense            1,169     144,247      21,054
  Others                                   435      53,676      34,300
 Changes in operating assets and
  liabilities:
  Decrease in accounts receivable       14,100   1,739,821   5,807,822
  Increase in inventories, prepaid
   expenses and other current and
   noncurrent assets                  (20,727) (2,557,479)   (635,408)
  Decrease in accounts payable        (18,702) (2,307,593) (6,071,242)
  Increase in accrued expenses,
   other current and noncurrent
   liabilities
                                           923     113,864     262,210
------------------------------------ --------- ----------- -----------
   Net cash provided by (used in)
    operating activities              (10,759) (1,327,598)     904,684
------------------------------------ --------- ----------- -----------
INVESTING ACTIVITIES:
 Purchase of property and equipment    (4,616)   (569,590)   (436,264)
 Purchase of available-for-sale                                     --
  securities                           (2,331)   (287,609)
 Purchase of short-term and other
  investments                            (257)    (31,670)   (279,230)
 Purchase of subsidiary stock from
  minority shareholders               (16,007) (1,975,123)    (27,559)
 Proceeds from sales of available-
  for-sale securities                    4,361     538,112     480,806
 Proceeds from sales and redemption
  of other investments                      27       3,310       1,542
 Acquisition of a newly controlled                                  --
  company, net of cash acquired        (7,395)   (912,450)
 Payment of guarantee deposits--net    (2,162)   (266,766)     (5,562)
 Other                                   (144)    (17,772)       (726)
------------------------------------ --------- ----------- -----------
   Net cash used in investing
    activities                        (28,524) (3,519,558)   (266,993)
------------------------------------ --------- ----------- -----------

FINANCING ACTIVITIES:
 Proceeds from issuance of short-
  term borrowings with initial
  maturities over three months          83,475  10,300,000   4,350,000
 Repayments of short-term borrowings
  with initial maturities over three
  months and long-term borrowings     (37,045) (4,571,000)   (659,621)
 Proceeds from securities loan
  agreement                                 --          --     496,080
 Repayments of securities loan
  agreement                                 --          --   (999,600)
 Principal payments under capital
  leases                               (6,279)   (774,817)   (899,879)
 Net decrease in short-term
  borrowings with initial maturities
  less than three months               (6,078)   (750,000) (3,555,000)
 Payment of dividends                  (2,484)   (306,450)          --
------------------------------------ --------- ----------- -----------
  Net cash provided by (used in)
   financing activities                 31,589   3,897,733 (1,268,020)
------------------------------------ --------- ----------- -----------

EFFECT OF EXCHANGE RATE CHANGES ON
 CASH                                     (58)     (7,173)     (5,672)

NET DECREASE IN CASH                   (7,752)   (956,596)   (636,001)
CASH, BEGINNING OF EACH PERIOD         109,851  13,554,544  13,727,021
------------------------------------ --------- ----------- -----------
CASH, END OF EACH PERIOD               102,099  12,597,948  13,091,020
------------------------------------ --------- ----------- -----------

ADDITIONAL CASH FLOW INFORMATION:
Interest paid                              774      95,500      91,001
Income taxes paid                        5,880     725,557     225,563

NONCASH INVESTING AND FINANCING
 ACTIVITIES:
 Acquisition of assets by entering
  into capital leases                   13,473   1,662,475     405,621
 Purchase of minority interests of                                  --
  consolidated subsidiaries through
  share exchanges                        8,206   1,012,520
 Acquisition of business and a
  company:
  Assets acquired                       12,730   1,570,720          --
  Cash paid                            (9,972) (1,230,450)          --
  Liabilities assumed                    2,758     340,270          --
------------------------------------ --------- ----------- -----------




(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 123.39 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 29, 2007.





(Reference information)                                     Appendix 4

The classification in the tables for connectivity service revenues and the number of contracts was changed in June 2007 from the one used in the past because of our acquisition of hi-ho, a company engaged mainly in the Internet business for home use. The following data for the past two fiscal years and the first quarter of FY2007 is disclosed for reference.


 Number of Contracts for Connectivity Services

New Classification
---------------------------------------------------------------------
                                             FY2005
                            -----------------------------------------
                                1Q         2Q        3Q        4Q
--------------------------- ---------- ---------- --------- ---------
Connectivity Services
 (Corporate Use)                14,202     14,538    15,495    16,200
--------------------------- ---------- ---------- --------- ---------
 IP Service (-99Mbps)              702        698       696       739
 -------------------------- ---------- ---------- --------- ---------
 IP Service (100Mbps-
  999Mbps)                          98        100       107       117
 -------------------------- ---------- ---------- --------- ---------
 IP Service (1Gbps-)                33         43        38        40
 -------------------------- ---------- ---------- --------- ---------
 IIJ Data Center
  Connectivity Service             234        234       240       247
 -------------------------- ---------- ---------- --------- ---------
 IIJ FiberAccess/F and IIJ
  DSL/F                         10,999     11,445    12,489    13,297
 -------------------------- ---------- ---------- --------- ---------
 Others                          2,136      2,018     1,925     1,760
 -------------------------- ---------- ---------- --------- ---------
Connectivity Services (Home
 Use)                          675,279    661,691   645,693   628,832
--------------------------- ---------- ---------- --------- ---------
 Under IIJ Brand                64,197     62,974    59,869    60,525
 -------------------------- ---------- ---------- --------- ---------
 hi-ho                              --         --        --        --
 -------------------------- ---------- ---------- --------- ---------
 OEM                           611,082    598,717   585,824   568,307
 -------------------------- ---------- ---------- --------- ---------

                                             FY2006
                            -----------------------------------------
                                1Q         2Q        3Q        4Q
--------------------------- ---------- ---------- --------- ---------
Connectivity Services
 (Corporate Use)                17,031     17,739    18,261    19,293
--------------------------- ---------- ---------- --------- ---------
 IP Service (-99Mbps)              747        752       754       751
 -------------------------- ---------- ---------- --------- ---------
 IP Service (100Mbps-
  999Mbps)                         131        143       153       161
 -------------------------- ---------- ---------- --------- ---------
 IP Service (1Gbps-)                51         55        60        63
 -------------------------- ---------- ---------- --------- ---------
 IIJ Data Center
  Connectivity Service             264        266       264       282
 -------------------------- ---------- ---------- --------- ---------
 IIJ FiberAccess/F and IIJ
  DSL/F                         14,085     14,830    15,379    16,418
 -------------------------- ---------- ---------- --------- ---------
 Others                          1,753      1,693     1,651     1,618
--------------------------- ---------- ---------- --------- ---------
Connectivity Services (Home
 Use)                          594,951    583,844   569,282   532,390
--------------------------- ---------- ---------- --------- ---------
 Under IIJ Brand                59,545     58,378    57,286    55,907
 -------------------------- ---------- ---------- --------- ---------
 hi-ho                              --         --        --        --
 -------------------------- ---------- ---------- --------- ---------
 OEM                           535,406    525,466   511,996   476,483
--------------------------- ---------- ---------- --------- ---------

                              FY2007
                            ----------
                                1Q
--------------------------- ----------
Connectivity Services
 (Corporate Use)                21,210
--------------------------- ----------
 IP Service (-99Mbps)              773
 -------------------------- ----------
 IP Service (100Mbps-
  999Mbps)                         168
 -------------------------- ----------
 IP Service (1Gbps-)                58
 -------------------------- ----------
 IIJ Data Center
  Connectivity Service             278
 -------------------------- ----------
 IIJ FiberAccess/F and IIJ
  DSL/F                         18,252
 -------------------------- ----------
 Others                          1,681
 -------------------------- ----------
Connectivity Services (Home
 Use)                          555,946
--------------------------- ----------
 Under IIJ Brand                54,192
 -------------------------- ----------
 hi-ho                         186,677
 -------------------------- ----------
 OEM                           315,077
 -------------------------- ----------


Old Classification
---------------------------------------------------------------------
                                             FY2005
                            -----------------------------------------
                                1Q         2Q        3Q        4Q
--------------------------- ---------- ---------- --------- ---------
Dedicated Access Service
 Contracts                      12,274     12,702    13,724    14,549
--------------------------- ---------- ---------- --------- ---------
 IP Service (Low Bandwidth:
  64kbps-768kbps)                   65         61        51        85
 -------------------------- ---------- ---------- --------- ---------
 IP Service (Medium
  Bandwidth: 1Mbps-99Mbps)         637        637       645       654
 -------------------------- ---------- ---------- --------- ---------
 IP Service (High
  Bandwidth: 100Mbps-)             131        143       145       157
 -------------------------- ---------- ---------- --------- ---------
 IIJ T1 Standard and IIJ
  Economy                          208        182       154       109
 -------------------------- ---------- ---------- --------- ---------
 IIJ Data Center
  Connectivity Service             234        234       240       247
 -------------------------- ---------- ---------- --------- ---------
 IIJ FiberAccess/F and IIJ
  DSL/F                         10,999     11,445    12,489    13,297
 -------------------------- ---------- ---------- --------- ---------
Dial-up Access Service
 Contracts                     677,207    663,527   647,464   630,483
--------------------------- ---------- ---------- --------- ---------
 Dial-up Access Services,
  under IIJ Brand               66,125     64,810    61,640    62,176
 -------------------------- ---------- ---------- --------- ---------
 Dial-up Access Services,
  OEM                          611,082    598,717   585,824   568,307
--------------------------- ---------- ---------- --------- ---------

                                             FY2006
                            -----------------------------------------
                                1Q         2Q        3Q        4Q
--------------------------- ---------- ---------- --------- ---------
Dedicated Access Service
 Contracts                      15,354     16,112    16,663    17,720
--------------------------- ---------- ---------- --------- ---------
 IP Service (Low Bandwidth:
  64kbps-768kbps)                   74         70        69        64
 -------------------------- ---------- ---------- --------- ---------
 IP Service (Medium
  Bandwidth: 1Mbps-99Mbps)         673        682       685       687
 -------------------------- ---------- ---------- --------- ---------
 IP Service (High
  Bandwidth: 100Mbps-)             182        198       213       224
 -------------------------- ---------- ---------- --------- ---------
 IIJ T1 Standard and IIJ
  Economy                           76         66        53        45
 -------------------------- ---------- ---------- --------- ---------
 IIJ Data Center
  Connectivity Service             264        266       264       282
 -------------------------- ---------- ---------- --------- ---------
 IIJ FiberAccess/F and IIJ
  DSL/F                         14,085     14,830    15,379    16,418
 -------------------------- ---------- ---------- --------- ---------
Dial-up Access Service
 Contracts                     596,628    585,471   570,880   533,963
--------------------------- ---------- ---------- --------- ---------
 Dial-up Access Services,
  under IIJ Brand               61,222     60,005    58,884    57,480
 -------------------------- ---------- ---------- --------- ---------
 Dial-up Access Services,
  OEM                          535,406    525,466   511,996   476,483
 -------------------------- ---------- ---------- --------- ---------

                              FY2007
                            ----------
                                1Q
--------------------------- ----------
Dedicated Access Service
 Contracts                      19,563
--------------------------- ----------
 IP Service (Low Bandwidth:
  64kbps-768kbps)                   66
 -------------------------- ----------
 IP Service (Medium
  Bandwidth: 1Mbps-99Mbps)         707
 -------------------------- ----------
 IP Service (High
  Bandwidth: 100Mbps-)             226
 -------------------------- ----------
 IIJ T1 Standard and IIJ
  Economy                           34
 -------------------------- ----------
 IIJ Data Center
  Connectivity Service             278
 -------------------------- ----------
 IIJ FiberAccess/F and IIJ
  DSL/F                         18,252
--------------------------- ----------
Dial-up Access Service
 Contracts                     557,593
--------------------------- ----------
 Dial-up Access Services,
  under IIJ Brand               55,839
 -------------------------- ----------
 Dial-up Access Services,
  OEM                          186,677
 -------------------------- ----------
 Dial-up Access Services,
  hi-ho                        315,077
 -------------------------- ----------


 Connectivity Revenue Breakdown

New Classification                                      (JPY thousand)
----------------------------------------------------------------------
                                          FY2005
                    --------------------------------------------------
                       1Q        2Q        3Q        4Q     Full Year
------------------- --------- --------- --------- --------------------
Connectivity
 Services           3,445,570 3,377,764 3,227,255 3,248,487 13,299,076
------------------- --------- --------- --------- --------------------
 Connectivity
  Services
  (Corporate Use)   2,899,273 2,844,659 2,711,736 2,723,650 11,179,318
 ------------------ --------- --------- --------- --------------------
  IP Service
   (including Data
   Center
   Connectivity
   Service)         2,166,078 2,121,083 1,987,448 2,015,813  8,290,422
  ----------------- --------- --------- --------- --------------------
  IIJ FiberAccess/F
   and IIJ DSL/F      446,469   461,044   494,460   505,298  1,907,271
  ----------------- --------- --------- --------- --------------------
  Others              286,726   262,532   229,828   202,539    981,625
  ----------------- --------- --------- --------- --------------------
 Connectivity
  Services (Home
  Use)                546,297   533,105   515,519   524,837  2,119,758
 ------------------ --------- --------- --------- --------------------
  Under IIJ Brand     313,344   307,084   288,886   292,663  1,201,977
  ----------------- --------- --------- --------- --------------------
  hi-ho                    --        --        --        --         --
  ----------------- --------- --------- --------- --------------------
  OEM                 232,953   226,021   226,633   232,174    917,781
  ----------------- --------- --------- --------- --------------------

                                          FY2006
                    --------------------------------------------------
                       1Q        2Q        3Q        4Q     Full Year
------------------- --------- --------- --------- --------------------
Connectivity
 Services           3,222,885 3,292,554 3,307,353 3,385,218 13,208,010
------------------- --------- --------- --------- --------------------
 Connectivity
  Services
  (Corporate Use)   2,732,789 2,799,493 2,813,474 2,893,306 11,239,062
 ------------------ --------- --------- --------- --------------------
  IP Service
   (including Data
   Center
   Connectivity
   Service)         2,045,908 2,094,465 2,112,793 2,176,196  8,429,362
  ----------------- --------- --------- --------- --------------------
  IIJ FiberAccess/F
   and IIJ DSL/F      507,821   541,014   546,817   571,942  2,167,594
  ----------------- --------- --------- --------- --------------------
  Others              179,060   164,014   153,864   145,168    642,106
  ----------------- --------- --------- --------- --------------------
 Connectivity
  Services (Home
  Use)                490,096   493,061   493,879   491,912  1,968,948
 ------------------ --------- --------- --------- --------------------
  Under IIJ Brand     303,262   298,938   294,196   289,780  1,186,176
  ----------------- --------- --------- --------- --------------------
  hi-ho                    --        --        --        --         --
  ----------------- --------- --------- --------- --------------------
  OEM                 186,834   194,123   199,683   202,132    782,772
  ----------------- --------- --------- --------- --------------------

                     FY2007
                    ---------
                       1Q
------------------- ---------
Connectivity
 Services           3,779,098
------------------- ---------
 Connectivity
  Services
  (Corporate Use)   2,972,772
 ------------------ ---------
  IP Service
   (including Data
   Center
   Connectivity
   Service)         2,217,533
  ----------------- ---------
  IIJ FiberAccess/F
   and IIJ DSL/F      615,532
  ----------------- ---------
  Others              139,707
  ----------------- ---------
 Connectivity
  Services (Home
  Use)                806,326
 ------------------ ---------
  Under IIJ Brand     282,453
  ----------------- ---------
  hi-ho               339,097
  ----------------- ---------
  OEM                 184,776
  ----------------- ---------


Old Classification                                      (JPY thousand)
----------------------------------------------------------------------
                                          FY2005
                    --------------------------------------------------
                       1Q        2Q        3Q        4Q     Full Year
------------------- --------- --------- --------- --------------------
Connectivity
 Services           3,445,570 3,377,764 3,227,255 3,248,487 13,299,076
------------------- --------- --------- --------- --------------------
 Dedicated Access
  Service Revenues  2,746,900 2,695,325 2,579,659 2,603,384 10,625,268
 ------------------ --------- --------- --------- --------------------
  IP Service
   (including Data
   Center
   Connectivity
   Service)         2,166,078 2,121,083 1,987,448 2,015,813  8,290,422
  ----------------- --------- --------- --------- --------------------
  IIJ T1 Standard
   and Economy        134,353   113,198    97,751    82,273    427,575
  ----------------- --------- --------- --------- --------------------
  IIJ FiberAccess/F
   and IIJ DSL/F      446,469   461,044   494,460   505,298  1,907,271
  ----------------- --------- --------- --------- --------------------
 Dial-up Access
  Service Revenues    698,670   682,439   647,596   645,103  2,673,808
 ------------------ --------- --------- --------- --------------------
  Under IIJ brand     465,717   456,418   420,963   412,929  1,756,027
  ----------------- --------- --------- --------- --------------------
  hi-ho                    --        --        --        --         --
  ----------------- --------- --------- --------- --------------------
  OEM                 232,953   226,021   226,633   232,174    917,781
  ----------------- --------- --------- --------- --------------------

                                          FY2006
                    --------------------------------------------------
                       1Q        2Q        3Q        4Q     Full Year
------------------- --------- --------- --------- --------------------
Connectivity
 Services           3,222,885 3,292,554 3,307,353 3,385,218 13,208,010
------------------- --------- --------- --------- --------------------
 Dedicated Access
  Service Revenues  2,615,890 2,686,745 2,702,783 2,786,285 10,791,703
 ------------------ --------- --------- --------- --------------------
  IP Service
   (including Data
   Center
   Connectivity
   Service)         2,045,908 2,094,465 2,112,793 2,176,196  8,429,362
  ----------------- --------- --------- --------- --------------------
  IIJ T1 Standard
   and Economy         62,161    51,266    43,173    38,147    194,747
  ----------------- --------- --------- --------- --------------------
  IIJ FiberAccess/F
   and IIJ DSL/F      507,821   541,014   546,817   571,942  2,167,594
 ------------------ --------- --------- --------- --------------------
 Dial-up Access
  Service Revenues    606,995   605,809   604,570   598,933  2,416,307
 ------------------ --------- --------- --------- --------------------
  Under IIJ brand     420,161   411,686   404,887   396,801  1,633,535
  ----------------- --------- --------- --------- --------------------
  hi-ho                    --        --        --        --         --
  ----------------- --------- --------- --------- --------------------
  OEM                 186,834   194,123   199,683   202,132    782,772
  ----------------- --------- --------- --------- --------------------

                     FY2007
                    ---------
                       1Q
------------------- ---------
Connectivity
 Services           3,779,098
------------------- ---------
 Dedicated Access
  Service Revenues  2,864,993
 ------------------ ---------
  IP Service
   (including Data
   Center
   Connectivity
   Service)         2,217,533
  ----------------- ---------
  IIJ T1 Standard
   and Economy         31,928
  ----------------- ---------
  IIJ FiberAccess/F
   and IIJ DSL/F      615,532
  ----------------- ---------
 Dial-up Access
  Service Revenues    914,105
 ------------------ ---------
  Under IIJ brand     390,232
  ----------------- ---------
  hi-ho               339,097
  ----------------- ---------
  OEM                 184,776
  ----------------- ---------

    CONTACT: IIJ Investor Relations Office
             Taisuke ONO
             Tel: +81-3-5259-6500
             E-mail: ir@iij.ad.jp
             http://www.iij.ad.jp/

EXHIBIT 2
---------

         IIJ Revises Targets for the Financial Results for the First Half of the Fiscal Year Ending March 31, 2008

    TOKYO--(BUSINESS WIRE)--Aug. 13, 2007--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE1: 3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that it has revised targets for the financial results for the first half of the fiscal year ending March 31, 2008 ("1H2007") that it announced on May 15, 2007*. IIJ is not revising targets for the financial results for the full fiscal year ending March 31, 2008 ("FY2007").

    1. Revised Consolidated Financial Targets under Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP")

    (1H2007 (From April 1, 2007 to September 30, 2007))



                                                     (Millions of Yen)

                                            Income before
                                Operating    Income Tax
                       Revenues   Income  Expense (Benefit) Net Income
----------------------------------------------------------------------
Target Previously
 Announced on May 15,
 2007 (A)                30,200     1,800             1,800      1,400
----------------------------------------------------------------------
Revised Target (B)       30,200     1,800             1,800      3,000
----------------------------------------------------------------------
Change (B-A)                  0         0                 0      1,600
----------------------------------------------------------------------
Change (%)                   0%        0%                0%     114.3%
----------------------------------------------------------------------
(For Reference) Fiscal
 Year Ended March 31,
 2007 ("FY2006")         26,444     1,370             2,144      2,854
----------------------------------------------------------------------


    2. Reasons for the Revision

    As of March 31, 2007, IIJ had tax operating loss carryforwards of JPY 17,083 million. IIJ recorded deferred tax benefits of JPY 1,245 million resulting from a release of valuation allowance against deferred income tax assets in the first half of FY2006 in consideration of the income trend.

    In the second quarter of FY2007, IIJ plans to revise valuation allowance against deferred income tax assets, related to the application of the consolidated tax payment system for IIJ and its wholly owned subsidiaries in addition to the increasing income trend. As a result, IIJ expects to record deferred tax benefits exceeding the deferred tax expenses that it recorded in the first quarter of FY2007. In consideration of the above, IIJ has revised targets for the financial results for 1H2007. The revision is related to the timing of the recording of income tax benefits or expenses in the fiscal year and will not affect targets for the financial results for full FY2007.

    3. (Reference) Consolidated Financial Targets for full FY2007
(From April 1, 2007 to March 31, 2008)

    IIJ is not revising targets for the financial results for full FY2007 that it announced on May 15, 2007.



                                                     (Millions of Yen)

                               Income before
                                Income Tax
                     Operating    Expense               Net Income per
            Revenues   Income    (Benefit)   Net Income     Share
----------------------------------------------------------------------
Full FY2007   69,000     4,600         5,100      5,600         27,122
----------------------------------------------------------------------


    Note: The number of shares used for calculation of the net income per share above is 206,478.

    * As a company listed on the Tokyo Stock Exchange, IIJ is requested to disclose targets for the financial results for the first half of the fiscal year in addition to the targets for the full fiscal year. IIJ disclosed its initial targets for 1H2007 on May 15, 2007, and on Form 6-K filed with the United States Securities and Exchange Commission on May 15, 2007.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. ("IIJ", NASDAQ:
IIJI, TSE1: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006. For more information about IIJ, visit the IIJ Web site at site at http://www.iij.ad.jp/en/.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2007 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    CONTACT: IIJ Corporate Communications
             Tel: +81-3-5259-6500
             Fax: +81-3-5259-6311
             ir@iij.ad.jp
             http://www.iij.ad.jp/

EXHIBIT 3
---------

(English translation)

Note: The following information is to disclose IIJ's consolidated financial results (unaudited) for the three months ended June 30, 2007 in the form defined by the Tokyo Stock Exchange.
                                                                 August 13, 2007

Consolidated Financial Results for the Three Months Ended June 30, 2007
[Under accounting principles generally accepted in the United States
("U.S. GAAP")]
Company name:          Internet Initiative Japan Inc.
Exchange listed:       Tokyo Stock Exchange-First Section
Stock code number:     3774
URL:                   http://www.iij.ad.jp/
Representative:        Koichi Suzuki, President and Representative Director
Contact:               Akihisa Watai, Director and CFO / TEL: (+81-3) 5259-6500

                                 (Amounts less than one million yen are rounded)

1.   Consolidated Financial Results for the Three Months  Ended June 30, 2007 (April 1, 2007 - June 30, 2007)

(1)       Consolidated Results of Operations                                              (% shown are YoY change)
                                                                        Income before Income
                          Total Revenues         Operating Income           Tax Expense                Net Income
------------------------------------------------------------------------------------------------------------------------
                      Millions of Yen    %    Millions of Yen    %    Millions of Yen     %      Millions of Yen    %
Three Months Ended
June 30, 2007                   13,696   10.1              692  23.7                757  (24.3)               571 (22.2)
Three Months Ended
June 30, 2006                   12,437   25.9              559 126.6                999   46.5                734  17.8
------------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended
March 31, 2007                  57,055                   3,500                    5,049                     5,410
------------------------------------------------------------------------------------------------------------------------

                                Basic Net Income per Diluted Net Income per
                                        Share                 Share
---------------------------------------------------------------------------
                                         Yen                  Yen
Three Months Ended June 30, 2007                2,777                 2,773
Three Months Ended June 30, 2006                3,597                 3,592
---------------------------------------------------------------------------
Fiscal Year Ended March 31, 2007               26,519                26,487
---------------------------------------------------------------------------

(Note) o The figures used in this document for "Income before Income Tax Expense" are of "Income from operations before income tax expense, minority interests and equity in net loss of equity method investees".
       o The weighted average number of shares outstanding:
         For the three months ended June 30, 2007 205,521 shares
         For the three months ended June 30, 2006 203,989 shares
         For the fiscal year ended March 31, 2007 203,992 shares

2)   Consolidated Financial Position

                                      Total Shareholders' Equity-to-Assets  Total Shareholders'
                      Total Assets           Equity             Ratio         Equity per Share
-----------------------------------------------------------------------------------------------
                     Millions of Yen    Millions of Yen           %                 Yen
Three Months Ended
June 30, 2007                   51,775             21,077               40.7            102,080
Three Months Ended
June 30, 2006                   42,001             18,475               44.0             90,570
-----------------------------------------------------------------------------------------------
Fiscal Year Ended
March 31, 2007                  47,693             20,112               42.2             98,592
-----------------------------------------------------------------------------------------------

(Note) Total shareholders' equity, equity-to-assets ratio and total shareholders'equity per share are calculated and presented based on IIJ's consolidated financial results in accordance with US GAAP.

3)     Consolidated Cash Flows

                        Net Cash Provided                           Net Cash Provided           Cash and Cash
                          by (Used in)       Net Cash Used in          by (Used in)          Equivalents at End
                      Operating Activities Investing Activities    Financing Activities           of Period
-------------------------------------------------------------------------------------------------------------------
                         Millions of Yen     Millions of Yen         Millions of Yen           Millions of Yen
Three Months Ended
June 30, 2007                       (1,328)             (3,520)                     3,898                    12,598
Three Months Ended
June 30, 2006                          905                (267)                    (1,268)                   13,091
-------------------------------------------------------------------------------------------------------------------
Fiscal Year Ended
March 31, 2007                       7,402              (3,014)                    (4,560)                   13,555
-------------------------------------------------------------------------------------------------------------------

2. Dividends

                                             Dividend per Share
                            -----------------------------------------------------
                                Interim          Year-end            Total
---------------------------------------------------------------------------------
                                  Yen               Yen               Yen
Fiscal Year Ended March 31,
2007                                       -           1,500.00          1,500.00
---------------------------------------------------------------------------------
Fiscal Year Ended March 31,
2008 (Target)                         750.00             750.00          1,500.00
---------------------------------------------------------------------------------

(Note) IIJ maintains its initial dividend target for FY2007 that IIJ announced on May 15, 2007.

3.  Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2008 (Reference)
(April 1, 2007 through March 31, 2008)      (% shown is YoY change for fiscal year and interim period, respectively)

                                                           Income before                            Basic Net
                                                            Income Tax                             Income per
                    Total Revenues   Operating Income    Expense (Benefit)        Net Income          Share
----------------------------------------------------------------------------------------------------------------
                   Millions of      Millions of        Millions of           Millions of
                       Yen      %       Yen       %        Yen         %          Yen       %          Yen
Interim Period
Ending September
30, 2007                30,200  14.2      1,800   31.3        1,800    (16.1)       3,000     5.1         14,529
Year Ending March
31, 2008                69,000  20.9      4,600   31.4        5,100      1.0        5,600     3.5         27,122
----------------------------------------------------------------------------------------------------------------

(Note) The number of shares of common stock used to calculate basic net income per share above is 206,478 shares.

4. Others
(1) Change of Condition in Consolidated Subsidiaries during the Three Months Ended June 30, 2007 (Change of Condition in Specific Consolidated Subsidiaries with the Change of Scope of Consolidation): None
(2)  Adoption of Simplified Accounting Method: None
(3) Changes in Accounting and Reporting of Significant Accounting and Reporting Policies from the Most Recent Fiscal Year: None

Forward-looking statements for the target of operation and other notes
----------------------------------------------------------------------

The target for the financial results for 1H2007 has been changed from the initial target that IIJ announced on May 15, 2007. However, IIJ maintains its initial target for full FY2007.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.

[Overview of the Period and Financial Statements]
-------------------------------------------------
1. Overview of Results of Operation

(1) Overview of Results of Operation for the Three Months Ended June 30, 2007 (from April 1, 2007 to June 30, 2007, "1Q07")

   IIJ set a favorable start for the fiscal year ending March 31, 2008 ("FY2007") with operating results showing growth in both total revenues and operating income compared to the same period of the prior fiscal year driven by growth in the Japanese corporate IT spending. Especially steady increase in monthly recurring revenues from connectivity and value-added services ("VAS") contributed to the significant growth in operating income. Gross margin of connectivity and VAS increased by JPY 407 million in 1Q07 compared to 1Q06.

   For the consolidated results of operation for 1Q07, revenues totaled JPY 13,696 million (up 10.1% year-on-year), operating income was JPY 692 million (up 23.7% year-on-year), income before income tax expense was JPY 757 million (down 24.3% year-on-year) and net income was JPY 571 million (down 22.2% year-on-year).

   Connectivity services are strengthening their significant growth trend since the fiscal year ended March 31, 2007 ("FY2006") as IIJ sees notable increase in the usage of bandwidth for corporate users. Revenues from Internet connectivity services for corporate users grew 8.8% compared to the same period of the prior fiscal year. For VAS, "IIJ Secure MX Service (introduced in October 2006)" contributed to the overall growth which has grown to a service bringing in revenues of approximately JPY 50 million a month. IIJ has also begun the operation of "Ikebukuro Data Center" in April 2007 for corporate customers' strong needs for data centers.

   Income before income tax expense and net income for 1Q07 was down compared to the same period of the prior fiscal year due to a decrease in gains from the sale of available-for-sale securities and a record of deferred tax expenses caused by a decrease in deferred income tax assets.

   IIJ revised its target for the net income for the first half of FY2007 due to the following reasons. In the second quarter of FY2007, when IIJ plans to apply for the consolidated tax payment system for IIJ and its wholly owned subsidiaries, IIJ plans to revise valuation allowance against deferred income tax assets in the increasing income trend. As a result of the revision, IIJ expects to record additional deferred tax benefits exceeding the deferred tax expenses that it recorded in the first quarter of FY2007. The revision is related to the timing of the record of income tax benefits or expenses in the fiscal year and will not affect targets for the financial results for full FY2007. IIJ maintains its initial target for the full FY2007.

   IIJ has made its two consolidated subsidiary 100% owned through share exchanges in May 2007 to strengthen its group management structures. IIJ has also invested in the following business for its mid/long-term growth: the acquisition of hi-ho Inc. ("hi-ho", effective June 2007) to expand ISP service for personal users and the establishment of GDX Japan, K.K. (effective April
2007) in joint venture with US-based GDX Network, Inc. to offer a safer e-mail environment.

(2) Analysis of Results of Operation

   1) Revenues

      Revenues for 1Q07 were JPY 13,696 million (up 10.1% year-on-year).

                                     Three Months Ended    Three Months Ended       YoY %
                                         June 30, 2007         June 30, 2006       Change
---------------------------------------------------------------------------------------------
                                       Millions of Yen       Millions of Yen         %
Connectivity and VAS                                 6,871                 5,864        17.2
---------------------------------------------------------------------------------------------
Systems Integration ("SI")                           6,334                 6,032         5.0
---------------------------------------------------------------------------------------------
Equipment Sales                                        491                   541        (9.5)
---------------------------------------------------------------------------------------------
Total Revenues                                      13,696                12,437        10.1
---------------------------------------------------------------------------------------------

   Revenues of connectivity and VAS were JPY 6,871 million in 1Q07 (up 17.2% year-on-year) as revenues from Internet connectivity services for corporate use and VAS in overall grew respectively. Additional revenues from hi-ho of JPY 435 million (for one month from June 1, 2007) also contributed to the growth.

   SI revenues increased to JPY 6,334 million in 1Q07 (up 5.0% year-on-year), as recurring revenues from systems operation and maintenance showed steady growth.

   Equipment sales revenues were JPY 491 million 1Q07 (down 9.5% year-on-year).

   2) Cost of Revenues

   Cost of revenues for the three months ended June 30, 2007 was JPY 10,942 million (up 8.0% year-on-year).

                                     Three Months Ended    Three Months Ended       YoY %
                                         June 30, 2007         June 30, 2006       Change
---------------------------------------------------------------------------------------------
                                       Millions of Yen       Millions of Yen         %
Connectivity and VAS                                 5,670                 5,070        11.8
---------------------------------------------------------------------------------------------
SI                                                   4,849                 4,581         5.8
---------------------------------------------------------------------------------------------
Equipment Sales                                        423                   483       (12.3)
---------------------------------------------------------------------------------------------
Total Cost of Revenues                              10,942                10,134         8.0
---------------------------------------------------------------------------------------------

   The cost of connectivity and VAS revenues was JPY 5,670 million in 1Q07 (up 11.8% year-on-year) mainly due to an increase in costs of JPY 406 million along with additional revenues from hi-ho from June 1, 2007.

   The cost of SI revenues was JPY 4,849 million in 1Q07 (up 5.8% year-on-year). The increase was mainly due to an increase in revenues from SI projects and an increase in personnel expenses.

   The cost of equipment sales revenues was JPY 423 million in 1Q07 (down 12.3% year-on-year) as revenues from equipment sales declined.

3) Sales and Marketing Expenses

   Sales and marketing expenses were JPY 939 million in 1Q07 (up 18.9% year-on-year) resulting from the increase in personnel expenses and advertising expenses along with business expansion together with the additional sales and marketing expenses from hi-ho from June 1, 2007.

4) General and Administrative Expenses

   General and administrative expenses were JPY 1,067 million in 1Q07 (up 16.6% year-on-year) as personnel expenses and outsourcing expenses increased.

5) Operating Income

   Operating income was JPY 692 million in 1Q07 (up 23.7% year-on-year) as gross margin from connectivity and VAS increased by JPY 407 million compared to the same period of the prior fiscal year, despite of the increase in sales and marketing and general and administrative expenses.

6) Other Income

   Other income decreased to JPY 65 million in 1Q07 compared to the JPY 440 million in 1Q06. The decrease was mainly due to a decrease in the gains from the sale of available-for-sale securities (decreased to JPY 214 million compared to the JPY 478 million in 1Q06).

7) Income before Income Tax Expense

   Income before income tax expense was JPY 757 million in 1Q07 (down 24.3% year-on-year) as other income decreased due to a decrease in gains from the sale of available-for-sale securities.

8) Income Tax Expense, Minority Interests and Equity in Net Loss of Equity Method Investees

   Income tax expense was JPY 175 million in 1Q07 mainly due to a record of deferred tax expense of JPY 144 million.

   Minority interests in losses of subsidiaries in 1Q07 were JPY 9 million. The decrease of minority interests in losses of subsidiaries was mainly due to an elimination of minority interests related to IIJ's 4 consolidated subsidiaries wholly owned by IIJ, because IIJ acquired shares of IIJ Technology Inc. and Net Care, Inc. from their minority shareholders.

   Equity in net loss of equity method investees in 1Q07 was JPY 20 million, mainly affected by equity in net loss of Internet Revolution Inc.

9) Net Income

   Net income was JPY 571 million in 1Q07 (down 22.2% year-on-year).

(3) Analysis by Service

   1) Internet connectivity and VAS

      Revenues from connectivity services for corporate use was 2,973 million in 1Q07 (up 8.8% year-on-year) mainly because revenues from IP services, the service mainly used for corporate headquarters and data centers increased as existing customers shifted to higher speeds together with the growth in new contracts. Number of the contracts for broadband services also increased mainly due to the expansion of broadband utilization in the corporate internal network.

      Revenues from connectivity services for home use was JPY 806 million in 1Q07 (up 64.5% year-on-year) with additional revenue of JPY 339 million (for one month) related to IIJ's acquisition of hi-ho in June 1, 2007 making contributions while sales under IIJ Brand declined.

     Revenues from VAS was JPY 2,105 million in 1Q07 (up 20.9% year-on-year) as network-related outsourcing services such as e-mail services, security services, Internet VPN and data center services grew respectively.

      Other revenues were JPY 987 million in 1Q07 (up 9.7% year-on-year).

      As a result, revenues from Internet connectivity and VAS totaled JPY 6,871 million in 1Q07 (up 17.2% year-on-year). The gross margin was JPY 1,202 million in 1Q07 (up 51.3% year-on-year) and the gross margin ratio in 1Q07 improved to 17.5% from 13.5% in 1Q06.

   (Connectivity and VAS Revenues, Cost of Revenues and Gross Margin Ratio)

                                         Three Months Ended   Three Months Ended      YoY %
                                            June 30, 2007        June 30, 2006       Change
-----------------------------------------------------------------------------------------------
                                           Millions of Yen      Millions of Yen        %
Connectivity and VAS Revenues                          6,871                5,864         17.2
-----------------------------------------------------------------------------------------------
  Connectivity Service Revenues
  (Corporate Use)                                      2,973                2,733          8.8
-----------------------------------------------------------------------------------------------
    IP Service (Including Data Center
     Connectivity Service)                             2,218                2,046          8.4
-----------------------------------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F                      615                  508         21.2
-----------------------------------------------------------------------------------------------
    Others                                               140                  179        (22.0)
-----------------------------------------------------------------------------------------------
  Connectivity Service Revenues
  (Home Use)                                             806                  490         64.5
-----------------------------------------------------------------------------------------------
      Under IIJ Brand                                    282                  303         (6.9)
-----------------------------------------------------------------------------------------------
       hi-ho                                             339                   --           --
-----------------------------------------------------------------------------------------------
       OEM                                               185                  187         (1.1)
-----------------------------------------------------------------------------------------------
  VAS Revenues                                         2,105                1,741         20.9
-----------------------------------------------------------------------------------------------
  Other Revenues                                         987                  900          9.7
-----------------------------------------------------------------------------------------------
Cost of Connectivity and VAS                           5,670                5,070         11.8
-----------------------------------------------------------------------------------------------
   Backbone Cost                                         819                  872         (6.1)
-----------------------------------------------------------------------------------------------
Gross Margin Ratio                                      17.5%                13.5%          --
-----------------------------------------------------------------------------------------------

(Numbers of Internet Connectivity Contracts and Total Contracted Bandwidth) (Numbers of contracts)

                                           Three Months Ended  Three Months Ended
                                               June 30, 2007       June 30, 2006       Change
--------------------------------------------------------------------------------------------------
Connectivity Services (Corporate Use)                    21,210              17,031         4,179
--------------------------------------------------------------------------------------------------
    IP Service (-99Mbps)                                    773                 747            26
--------------------------------------------------------------------------------------------------
    IP Service (100Mbps-999Mbps)                            168                 131            37
--------------------------------------------------------------------------------------------------
    IP Service (1Gbps-)                                      58                  51             7
--------------------------------------------------------------------------------------------------
    IIJ Data Center Connectivity Service                    278                 264            14
--------------------------------------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F                      18,252              14,085         4,167
--------------------------------------------------------------------------------------------------
    Others                                                1,681               1,753           (72)
--------------------------------------------------------------------------------------------------
Connectivity Services (Home Use)                        555,946             594,951       (39,005)
--------------------------------------------------------------------------------------------------
    Under IIJ Brand                                      54,192              59,545        (5,353)
--------------------------------------------------------------------------------------------------
    hi-ho                                               186,677                  --       186,677
--------------------------------------------------------------------------------------------------
    OEM                                                 315,077             535,406      (220,329)
--------------------------------------------------------------------------------------------------
Total Contracted Bandwidth                           330.3 Gbps          225.4 Gbps     104.9 Gbps
--------------------------------------------------------------------------------------------------

(Note) The classification in the table for connectivity services has been changed from the 1Q07 due to the acquisition of hi-ho in June 2007. Please refer to the Appendix 4 of the press release that IIJ made on August 13, 2007, "IIJ Announces First Quarter Results for the Fiscal Year Ending March 31, 2008" for the tables with the previous classification.

2) SI

   Revenues from SI was JPY 6,334 million in 1Q07 (up 5.0% year-on-year). The increase mainly came from the increase in monthly recurring revenues from systems operation and maintenance of JPY 3,782 million in 1Q07 (up 16.2% year-on-year) while one-time revenues from systems construction was JPY 2,552 million in 1Q07, a decrease by 8.1% compared to 1Q06 because there were more projects that is expected to complete in the second half of FY2007 and less number of projects that continued from the previous quarter compared to 1Q06. The gross margin from systems integration in 1Q07 was JPY 1,486 million (up 2.4% year-on-year) and the gross margin ration was 23.5%, compared to 24.0% in 1Q06.

   The order backlog for SI and equipment sales at June 30, 2007 was JPY 17,174 million, an increase of 81.3% from March 31, 2007.

(SI Revenues, Cost of Revenues and Gross Margin Ratio)

                                         Three Months Ended   Three Months Ended      YoY %
                                            June 30, 2007        June 30, 2006       Change
-----------------------------------------------------------------------------------------------
                                           Millions of Yen      Millions of Yen        %
SI Revenues                                            6,334                6,032          5.0
-----------------------------------------------------------------------------------------------
  Systems Construction                                 2,552                2,778         (8.1)
-----------------------------------------------------------------------------------------------
  Systems Operation and Maintenance                    3,782                3,254         16.2
-----------------------------------------------------------------------------------------------
Cost of SI                                             4,849                4,581          5.8
-----------------------------------------------------------------------------------------------
SI Gross Margin Ratio                                   23.5%                24.0%          --
-----------------------------------------------------------------------------------------------

3) Equipment sales

   Revenue from equipment sales was JPY 491 million. The gross margin for equipment sales was JPY 66 million and the gross margin ratio was up to 13.6% from 10.8% of the same period of the prior fiscal year.

(Equipment Sales Revenue and Cost)

                                         Three Months Ended   Three Months Ended      YoY %
                                            June 30, 2007        June 30, 2006       Change
-----------------------------------------------------------------------------------------------
                                           Millions of Yen      Millions of Yen        %
Equipment Sales Revenues                                 491                  541         (9.5)
-----------------------------------------------------------------------------------------------
Cost of Equipment Sales                                  423                  483        (12.3)
-----------------------------------------------------------------------------------------------
Equipment Sales Gross Margin Ratio                      13.6%                10.8%          --
-----------------------------------------------------------------------------------------------

2. Overview of Financial Position

(1) Assets, Liabilities and Total Shareholders' Equity

   As of June 30, 2007, total assets increased by JPY 4,082 million from the amount as of March 31, 2007 to JPY 51,775 million. For current assets, inventories increased by JPY 966 million, mainly due to an increase of on-going SI projects; prepaid expenses increased by JPY 1,175 million, mainly for bonus payments to IIJ's employees and maintenance expenses related to SI projects; and account receivables decreased by JPY 1,731 million, each from the respective amount as of March 31, 2007. Property and equipment increased by JPY 1,486 million from the amount as of March 31, 2007 mainly due to IIJ's acquisition of hi-ho and an increase of property for IIJ to provide services to its customers and itself. Intangible assets increased by JPY 2,979 million from the amount as of March 31, 2007, mainly due to the recording of non-amortized intangible assets upon IIJ's acquisition of shares of two consolidated subsidiaries and hi-ho. For current liabilities, borrowings increased by JPY 5,000 million from the amount as of March 31, 2007 for IIJ's acquisition of shares of two consolidated subsidiaries from their minority shareholders, and accounts payable decreased by JPY 2,548 million from the amount as of March 31, 2007.

   Total shareholders' equity as of June 30, 2007 was JPY 21,077 million, an increase by JPY 965 million from the amount as of March 31, 2007.

(2) Cash Flows

   Cash as of June 30, 2007 decrease to JPY 12,598 million, compared to JPY 13,555 million as of March 31, 2007.

(Net cash used in operating activities)

   Net cash used in operating activities in 1Q07 was JPY 1,328 million, compared to net cash provided by operating activities of JPY 905 million in 1Q06. Operating income increased compared to 1Q06, mainly due to a steady increase in monthly recurring revenues from connectivity and VAS. On the other hand during 1Q07, IIJ recorded an increase in inventories and prepaid expenses related to on-going SI projects, a decrease in accounts payable of JPY 1,065 million related to a SI project that was completed in the previous fiscal year, and payment of JPY 726 million for income taxes.

(Net cash used in investing activities)

   Net cash used in investing activities in 1Q07 was JPY 3,520 million, compared to JPY 267 million in 1Q06. IIJ recorded proceeds of JPY 538 million from the sale of available-for-sale securities (the fair value of available-for-sale securities as of June 30, 2007 was JPY 1,018 million). IIJ paid JPY 1,975 million for the purchase of subsidiary stock from minority shareholders, JPY 912 million for the acquisition of a newly controlled company, hi-ho, and JPY 570 million for the purchase of property and equipment.

(Net cash provided by financing activities)

   Net cash provided by financing activities in 1Q07 was JPY 3,898 million, compared to net cash used in financing activities of JPY 1,268 million in 1Q06. IIJ recorded proceeds from net borrowings of JPY 5,729 million, including new borrowings of JPY 5,000 million for its acquisition of shares of two consolidated subsidiaries from their minority shareholders. IIJ also recorded principal payments under capital leases of JPY 775 million and a net decrease in short-term borrowings with initial maturities less than three month of JPY 750 million.

3. Target for FY2007

   As of March 31, 2007, IIJ had tax operating loss carryforwards of JPY 17,083 million. IIJ recorded deferred tax benefits of JPY 1,245 million resulting from a release of valuation allowance against deferred income tax assets in the first half of FY2006 in consideration of the income trend.

   In the second quarter of FY2007, IIJ plans to revise valuation allowance against deferred income tax assets in the increasing income trend, related to application of consolidated tax payment system for IIJ and its wholly owned subsidiaries. As a result, IIJ expects to record deferred tax benefits exceeding the deferred tax expenses that it recorded in the first quarter of FY2007. In consideration of the above, IIJ revises targets for the financial results for the first half of FY2007. The revision is related to the timing of record of income tax benefits or expenses in the fiscal year and will not affect targets for the financial results for full FY2007.

4.  Others

(1) Change of Condition in Consolidated Subsidiaries during the Three Months Ended June 30, 2007 (Change of Condition in Specific Consolidated Subsidiaries with the Change of Scope of Consolidation): None

(2) Adoption of Simplified Accounting Method: None

(3) Changes in Accounting and Reporting Policies from the Most Recent Fiscal year: None

(4) Other Issues to be Addressed:

   On August 3, 2007, the reduction of capital and the dividends of capital surplus of Net Care, IIJ's 100% owned subsidiary has been approved at the extraordinary general meeting of shareholders of Net Care. The capital of Net Care will be reduced to JPY 400 million from JPY 1,000 million effective September 10, 2007. The dividend of capital surplus will be paid effective September 11, 2007.

Quarterly Consolidated Financial Statements
(From April 1, 2007 through June 30, 2007)

(1) Quarterly Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------
                                            As of June 30, 2007              As of June 30, 2006   As of March 31, 2007
------------------------------------------------------------------------------------------------------------------------
                                        Thousands of   Thousands of         Thousands of          Thousands of
                                         U.S. Dollars       Yen        %         Yen        %          Yen         %
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash                                          102,099   12,597,948           13,091,020             13,554,544
 Short-term investments                             98       12,146                   --                 12,093
 Accounts receivable, net of
  allowance for doubtful accounts
  of JPY 29,115 thousand, JPY
  29,054 thousand and JPY
  32,489 thousand at June 30,
  2007, June 30, 2006 and
  March 31, 2007, respectively                  64,385    7,944,525            6,143,361              9,675,725
 Inventories                                    16,835    2,077,268              709,047              1,111,086
 Prepaid expenses                               18,058    2,228,120            1,835,908              1,053,270
 Other current assets, net of
  allowance for doubtful accounts
  of JPY 4,570 thousand, JPY
  30,850 thousand and JPY 4,570
  thousand at June 30, 2007,
  June 30, 2006 and March
  31, 2007, respectively                         6,369      785,912              177,320                930,571
                                        ---------------------------         ------------          -------------
    Total current assets                       207,844   25,645,919    49.5   21,956,656     52.3    26,337,289     55.2
INVESTMENTS IN AND
 ADVANCES TO EQUITY
 METHOD INVESTEES, net of
 loan loss valuation allowance of
 JPY 16,701 thousand at June 30,
 2007, June 30, 2006 and March
 31, 2007                                        6,833      843,176     1.6    1,095,058      2.6       858,490      1.8
OTHER INVESTMENTS                               20,405    2,517,824     4.9    5,811,019     13.8     2,841,741      6.0
PROPERTY AND EQUIPMENT
--Net                                           91,731   11,318,712    21.9    9,771,187     23.3     9,832,396     20.6
INTANGIBLE ASSETS--Net                          47,462    5,856,277    11.3      635,152      1.5     2,876,894      6.0
GUARANTEE DEPOSITS                              15,912    1,963,354     3.8    1,554,601      3.7     1,686,141      3.5
OTHER ASSETS, net of allowance
 for doubtful accounts of JPY
 67,662 thousand, JPY 39,657
 thousand and JPY 69,050
 thousand at June 30, 2007, June
 30, 2006 and March 31, 2007,
 respectively                                   29,417    3,629,716     7.0    1,177,744      2.8     3,260,053      6.9
                                        ---------------------------         ------------          -------------
TOTAL                                          419,604   51,774,978   100.0   42,001,417    100.0    47,693,004    100.0
                                        ---------------------------         ------------          -------------

---------------------------------------------------------------------------------------------------------------
                                    As of June 30, 2007             As of June 30, 2006  As of March 31, 2007
---------------------------------------------------------------------------------------------------------------
                                Thousands of  Thousands of         Thousands of         Thousands of
                                 U.S. Dollars       Yen       %         Yen        %         Yen         %
---------------------------------------------------------------------------------------------------------------
LIABILITIES AND
SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Short-term borrowings                 89,553    11,050,000           5,350,000            6,050,000
 Long-term borrowings--current
  portion                               2,180       269,000           1,351,342              290,000
 Payable under securities loan             --            --                                       --
  agreement                                                             496,080
 Capital lease obligations--
  current portion                      27,380     3,378,436           3,457,253            2,953,173
 Accounts payable                      47,951     5,916,634           3,786,846            8,464,835
 Accrued expenses                       7,928       978,228             531,849              897,355
 Other current liabilities             18,196     2,245,179           2,051,859            2,477,486
                                ----------------------------       -------------        -------------
    Total current liabilities         193,188    23,837,477   46.0   17,025,229    40.5   21,132,849      44.3
LONG-TERM BORROWINGS                       --            --     --      269,000     0.6           --        --
CAPITAL LEASE OBLIGATIONS
--Noncurrent                           41,213     5,085,243    9.8    4,022,923     9.6    4,318,309       9.1
ACCRUED RETIREMENT AND
PENSION COSTS                           6,465       797,672    1.6      244,823     0.6      750,042       1.5
 OTHER NONCURRENT
LIABILITIES                             6,713       828,377    1.6      682,291     1.6      564,618       1.2
                                ----------------------------       -------------        -------------
  Total Liabilities                   247,579    30,548,769   59.0   22,244,266    52.9   26,765,818      56.1
                                ----------------------------       -------------        -------------
MINORITY INTEREST                       1,207       148,983    0.3    1,281,860     3.1      815,182       1.7
COMMITMENTS AND
CONTINGENCIES
SHAREHOLDERS' EQUITY:

 Common-stock--authorized,
  377,600 shares; issued and
  outstanding, 206,478 shares at
  June 30, 2007 and authorized,
  377,600 shares; issued and
  outstanding, 204,300 shares at
  June 30, 2006 and at March 31,
  2007                                136,428    16,833,847   32.5   16,833,847    40.1   16,833,847      35.3
 Additional paid-in capital           223,776    27,611,737   53.3   26,599,217    63.3   26,599,217      55.8
 Accumulated deficit                 (194,558)  (24,006,463) (46.3) (28,946,811)  (68.9) (24,270,769)    (50.9)
 Accumulated other
  comprehensive income                  5,172       638,105    1.2    4,073,276     9.7      949,709       2.0
 Treasury stock--777 shares held           --            --     --                                --        --
  by an equity method investee at
  June 30, 2006                                                         (84,238)   (0.2)
                                ----------------------------       -------------        -------------
    Total shareholders' equity        170,818    21,077,226   40.7   18,475,291    44.0   20,112,004      42.2
                                ----------------------------       -------------        -------------
TOTAL                                 419,604    51,774,978  100.0   42,001,417   100.0   47,693,004     100.0
                                ----------------------------       -------------        -------------

---------------------------------------------------------------------------------------------------------------

(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 123.39 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 29, 2007.

(2) Quarterly Consolidated Statements of Income
-----------------------------------------------------------------------------------------------------------------
                          Three Months Ended June 30, 2007      Three Months Ended June  Fiscal Year Ended March
                                                                        30, 2006                 31, 2007
-----------------------------------------------------------------------------------------------------------------
                       Thousands of   Thousands of   % of total Thousands of  % of total Thousands of  % of total
                        U.S. Dollars        Yen       revenues       Yen       revenues       Yen       revenues
-----------------------------------------------------------------------------------------------------------------
REVENUES:
 Connectivity and
 value-added services:
 Connectivity
  (corporate use)             24,092      2,972,772                2,732,789               11,239,062
 Connectivity (home
  use)                         6,535        806,326                  490,096                1,968,948
 Value-added
  services                    17,061      2,105,108                1,741,318                7,415,533
 Other                         7,998        986,870                  899,726                3,729,633
                      ------------------------------            -------------            -------------
   Total                      55,686      6,871,076                5,863,929               24,353,176
 Systems integration          51,337      6,334,464                6,031,963               30,527,081
 Equipment sales               3,973        490,211                  541,545                2,174,324
                      ------------------------------            -------------            -------------
  Total revenues             110,996     13,695,751      100.0    12,437,437      100.0    57,054,581      100.0
                      ------------------------------            -------------            -------------
COST AND EXPENSES:
 Cost of connectivity
  and value-added
  services                    45,948      5,669,522                5,069,730               20,545,358
 Cost of systems
  integration                 39,297      4,848,884                4,581,313               23,529,045
 Cost of equipment
  sales                        3,435        423,783                  483,015                1,893,216
                      ------------------------------            -------------            -------------
   Total cost                 88,680     10,942,189       79.9    10,134,058       81.5    45,967,619       80.6
 Sales and marketing           7,611        939,130        6.9       789,932        6.3     3,438,725        6.0
 General and
  administrative               8,646      1,066,843        7.8       914,711        7.4     3,970,692        7.0
 Research and
  development                    454         56,051        0.4        39,684        0.3       177,273        0.3
                      ------------------------------            -------------            -------------
   Total cost and
     expenses                105,391     13,004,213       95.0    11,878,385       95.5    53,554,309       93.9
                      ------------------------------            -------------            -------------
OPERATING INCOME               5,605        691,538        5.0       559,052        4.5     3,500,272        6.1
                      ------------------------------            -------------            -------------
OTHER INCOME:
 Interest income                  91         11,212                    3,049                   23,037
 Interest expense               (785)       (96,908)                (107,002)                (397,439)
 Foreign exchange
  gains                           (8)          (926)                     690                     (297)
 Net gain on other
  investments                  1,147        141,601                  478,186                1,866,510
 Other--net                       83         10,233                   65,181                   56,605
                      ------------------------------            -------------            -------------
 Other income-- net              528         65,212        0.5       440,104        3.5     1,548,416        2.7
                      ------------------------------            -------------            -------------
INCOME FROM
 OPERATIONS
 BEFORE INCOME TAX
 EXPENSE, MINORITY
 INTERESTS AND
 EQUITY IN NET
 INCOME (LOSS) OF
 EQUITY METHOD
 INVESTEES                     6,133        756,750        5.5       999,156        8.0     5,048,688        8.8
                      ------------------------------            -------------            -------------
INCOME TAX EXPENSE             1,421        175,366        1.3       148,874        1.2      (803,943)      (1.4)
 MINORITY INTERESTS
 IN EARNINGS OF
 SUBSIDIARIES                     75          9,224        0.1       (43,574)      (0.3)     (232,719)      (0.4)
 EQUITY IN NET LOSS
 OF EQUITY METHOD
 INVESTEES                      (161)       (19,852)      (0.1)      (73,037)      (0.6)     (210,199)      (0.3)
                      -------------------------------           -------------            -------------
NET INCOME                     4,626        570,756        4.2       733,671        5.9     5,409,713        9.5
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                       Three Months Ended June 30, 2007   Three Months Ended  Fiscal Year Ended March
                                                             June 30, 2006            31, 2007
                      -------------------------------------------------------------------------------
                      Thousands of
                       U.S. Dollars  Thousands of Yen     Thousands of Yen      Thousands of Yen
-----------------------------------------------------------------------------------------------------
BASIC WEIGHTED-
 AVERAGE NUMBER
 OF SHARES                               205,521              203,989                         203,992
DILUTED WEIGHTED-
 AVERAGE NUMBER
 OF SHARES                               205,850              204,230                         204,244
BASIC WEIGHTED-
 AVERAGE NUMBER
 OF ADS
 EQUIVALENTS                          82,208,255           81,595,702                      81,596,724
DILUTED WEIGHTED-
 AVERAGE NUMBER
 OF ADS
 EQUIVALENTS                          82,340,017           81,692,077                      81,697,407
BASIC NET INCOME
 PER SHARE                     22.51       2,777                3,597                          26,519
 DILUTED NET INCOME
 PER SHARE                     22.47       2,773                3,592                          26,487
BASIC NET INCOME
 PER ADS
 EQUIVALENT                     0.06        6.94                 8.99                            66.3
DILUTED NET INCOME
 PER ADS
 EQUIVALENT                     0.06        6.93                 8.98                           66.22
-----------------------------------------------------------------------------------------------------

(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 123.39 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of June 29, 2007.

  (3) Consolidated Statements of Shareholders' Equity
 Consolidated statements of shareholders' equity for three months ended June 30, 2007 (Unit: Thousands of Yen)
 -----------------------------------------------------------------------------------------------------------------------
                                      Shares of
                                        Common
                                        Stock
                                      Outstanding
                                      (Including                                      Accumulated
                                       Treasury              Additional                   Other
                                        Stock)      Common    Paid-in   Accumulated  Comprehensive  Treasury
                                       (Shares)     Stock      Capital     Deficit       Income       Stock     Total
 -----------------------------------------------------------------------------------------------------------------------
 BALANCE, APRIL 1, 2007                   204,300 16,833,847 26,599,217 (24,270,769)       949,709       --  20,112,004
 Net income                                                                 570,756                             570,756
 Other comprehensive loss, net of tax                                                     (311,604)            (311,604)
                                                                                                             -----------
 Total comprehensive income                                                                                     259,152
 Payment of dividends                                                      (306,450)                           (306,450)
 Issuance of common stock related to
  share excahnges, net of issuance
  cost                                      2,178             1,012,520                                       1,012,520
                                     -----------------------------------------------------------------------------------
 BALANCE, JUNE 30, 2007                   206,478 16,833,847 27,611,737 (24,006,463)       638,105       --  21,077,226
                                     -----------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------

 Consolidated statements of shareholders' equity for three months ended June 30, 2007 (Unit: Thousands of U.S. Dollars)
 -----------------------------------------------------------------------------------------------------------------------
                                      Shares of
                                        Common
                                        Stock
                                      Outstanding
                                      (Including                                      Accumulated
                                       Treasury              Additional                  Other
                                        Stock)      Common    Paid-in   Accumulated   Comprehensive Treasury
                                       (Shares)     Stock      Capital     Deficit       Income       Stock     Total
 -----------------------------------------------------------------------------------------------------------------------
 BALANCE, APRIL 1, 2007                   204,300    136,428    215,570    (196,700)         7,697       --     162,995
 Net income                                                                   4,626                               4,626
 Other comprehensive loss, net of tax                                                       (2,525)              (2,525)
                                                                                                             -----------
 Total comprehensive income                                                                                       2,101
 Payment of dividends                                                        (2,484)                             (2,484)
 Issuance of common stock, net of
  issuance cost                             2,178                 8,206                                           8,206
                                     -----------------------------------------------------------------------------------
 BALANCE, JUNE 30, 2007                   206,478    136,428    223,776    (194,558)         5,172       --     170,818
                                     -----------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------
 (Note)
 1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 123.39 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal
  Reserve Bank of New York prevailing as of June 29, 2007.

 Consolidated statements of shareholders' equity for three months ended June 30, 2006 (Unit: Thousands of Yen)
 -----------------------------------------------------------------------------------------------------------------------
                                      Shares of
                                        Common
                                        Stock
                                      Outstanding
                                      (Including                                      Accumulated
                                       Treasury              Additional                  Other
                                        Stock)     Common     Paid-in   Accumulated   Comprehensive Treasury
                                       (Shares)      Stock     Capital     Deficit       Income       Stock     Total
 -----------------------------------------------------------------------------------------------------------------------
 BALANCE, APRIL 1, 2006                   204,300 16,833,847 26,599,217 (29,680,482)     6,553,594  (84,238) 20,221,938
 Net income                                                                 733,671                             733,671
 Other comprehensive income, net of tax                                                 (2,480,318)          (2,480,318)
                                                                                                             -----------
 Total comprehensive income                                                                                  (1,746,647)
 -----------------------------------------------------------------------------------------------------------------------
 BALANCE, JUNE 30, 2006                   204,300 16,833,847 26,599,217 (28,946,811)     4,073,276  (84,238) 18,475,291
                                     -----------------------------------------------------------------------------------

 -----------------------------------------------------------------------------------------------------------------------

 Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2007 (Unit: Thousands of Yen)
 -----------------------------------------------------------------------------------------------------------------------
                                      Shares of
                                        Common
                                        Stock
                                      Outstanding
                                      (Including                                      Accumulated
                                       Treasury              Additional                  Other
                                        Stock)     Common     Paid-in   Accumulated   Comprehensive Treasury
                                       (Shares)      Stock     Capital     Deficit       Income       Stock     Total
 -----------------------------------------------------------------------------------------------------------------------
 BALANCE, APRIL 1, 2006                   204,300 16,833,847 26,599,217 (29,680,482)     6,553,594  (84,238) 20,221,938
 Net income                                                               5,409,713                           5,409,713
 Other comprehensive loss, net of tax                                                   (5,492,154)          (5,492,154)
                                                                                                             -----------
 Total comprehensive loss                                                                                       (82,441)
 Adjustment to initially apply SFAS158, net of tax                                        (111,731)            (111,731)
 Dissolution of reciprocal interests due to sale of investment in an equity method investee          84,238      84,238
 -----------------------------------------------------------------------------------------------------------------------
 BALANCE, MARCH 31, 2007                  204,300 16,833,847 26,599,217 (24,270,769)       949,709       --  20,112,004
                                     -----------------------------------------------------------------------------------

(4) Quarterly Condensed Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------
                                                                                                           Fiscal Year
                                                                                     Three Months Ended    Ended March
                                                  Three Months Ended June 30, 2007       June 30, 2006       31, 2007
------------------------------------------------------------------------------------------------------------------------
                                                Thousands of U.S.                                         Thousands of
                                                      Dollars      Thousands of Yen    Thousands of Yen         Yen
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net income                                                 4,626           570,756              733,671      5,409,713
 Adjustments to reconcile net income to net cash provided by
 (used in) operating activities:
  Depreciation and amortization                             8,490         1,047,580            1,107,155      4,228,048
  Provision for (reversal of) doubtful accounts
   and advances                                               (34)           (4,183)               3,413         12,232
  Net gain on other investments                            (1,147)         (141,601)            (478,186)    (1,866,510)
  Foreign exchange losses                                      22             2,686                3,284          2,226
  Equity in net loss of equity method investees               161            19,852               73,037        210,199
  Minority interests in (loss) earnings of
   subsidiaries                                               (75)           (9,224)              43,574        232,719
  Deferred income tax expense (benefit)                     1,169           144,247               21,054     (1,494,685)
  Others                                                      435            53,676               34,300        534,035
Changes in operating assets and liabilities:
  Decrease in accounts receivable                          14,100         1,739,821            5,807,822      2,376,126
  Increase in inventories, prepaid expenses and
   other current and noncurrent assets                    (20,727)       (2,557,479)            (635,408)    (1,235,003)
  Decrease in accounts payable                            (18,702)       (2,307,593)          (6,071,242)    (1,872,969)
  Increase in accrued expenses, other current
   and noncurrent liabilities                                 923           113,864              262,210        865,376
------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) operating
    activities                                            (10,759)       (1,327,598)             904,684      7,401,507
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
 Purchase of property and equipment                        (4,616)         (569,590)            (436,264)    (1,287,906)
 Purchase of available-for-sale securities                 (2,331)         (287,609)                  --       (802,662)
 Purchase of short-term and other investments                (257)          (31,670)            (279,230)    (1,794,358)
 Proceeds from sales of investment in an equity                --                --                   --
  method investee                                                                                               185,900
 Purchase of subsidiary stock from minority
  shareholders                                            (16,007)       (1,975,123)             (27,559)    (3,077,764)
 Proceeds from sales of available-for-sale
  securities                                                4,361           538,112              480,806      3,883,915
 Proceeds from sales and redemption of other
  investments                                                  27             3,310                1,542        110,446
 Acquisition of a newly controlled company, net                                                       --             --
  of cash acquired                                         (7,395)         (912,450)
 Acquisition of business                                       --                --                   --        (74,751)
 Payment of guarantee deposits--net                        (2,162)         (266,766)              (5,562)      (118,411)
 Other                                                       (144)          (17,772)                (726)       (38,020)
------------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                  (28,524)       (3,519,558)            (266,993)    (3,013,611)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
 Proceeds from issuance of short-term borrowings
  with initial maturities over three months                83,475        10,300,000            4,350,000     10,500,000
 Repayments of short-term borrowings with
  initial maturities over three months and long-
  term borrowings                                         (37,045)       (4,571,000)            (659,621)    (7,639,963)
 Proceeds from securities loan agreement                       --                --              496,080      1,057,680
 Repayments of securities loan agreement                       --                --             (999,600)    (2,057,280)
 Principal payments under capital leases                   (6,279)         (774,817)            (899,879)    (3,259,875)
 Net decrease in short-term borrowings with
  initial maturities less than three months                (6,078)         (750,000)          (3,555,000)    (3,355,000)
 Proceeds from issuance of subsidiary stock to                 --                --                   --
  minority shareholders                                                                                         194,679
 Payment of dividends                                      (2,484)         (306,450)                  --             --
------------------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) financing
   activities                                              31,589         3,897,733           (1,268,020)    (4,559,759)
------------------------------------------------------------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                       (58)           (7,173)              (5,672)          (614)

NET DECREASE IN CASH                                       (7,752)         (956,596)            (636,001)      (172,477)
CASH, BEGINNING OF EACH PERIOD                            109,851        13,554,544           13,727,021     13,727,021
------------------------------------------------------------------------------------------------------------------------
CASH, END OF EACH PERIOD                                  102,099        12,597,948           13,091,020     13,554,544
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
ADDITIONAL CASH FLOW INFORMATION:
Interest paid                                                 774            95,500               91,001        383,461
Income taxes paid                                           5,880           725,557              225,563        347,826

NONCASH INVESTING AND FINANCING ACTIVITIES:
 Acquisition of assets by entering into capital
  leases                                                   13,473         1,662,475              405,621      2,664,706
 Purchase of minority interests of consolidated                                                       --             --
  subsidiaries throught share exchanges                     8,206         1,012,520
 Acquisition of business and a company:
 Assets acquired                                           12,730         1,570,720                   --        236,307
 Cash paid                                                 (9,972)       (1,230,450)                  --        (74,751)
 Liabilities assumed                                        2,758           340,270                   --        161,556
------------------------------------------------------------------------------------------------------------------------

(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 123.39 which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal
 Reserve Bank of New York prevailing as of June 30, 2006.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Internet Initiative Japan Inc.



Date:  August 14, 2007         By:     /s/ Koichi Suzuki
                                       -----------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director